EXHIBIT 11

STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

	Year Ended December 31,

	2001	2000	1999

	(In thousands except per share amounts.)
Basic Earning per Share
Average shares outstanding	82,539	84,474	85,564

Income available to common shareholders’	$98,463	$74,396	$102,411

Basic Earnings per Share	$1.19	$0.88	$1.20

Diluted Earnings per Share
Average common shares outstanding	82,539	84,474	85,564
Effect of dilutive stock options	440	337	444

Average diluted shares outstanding	82,979	84,811	86,008

Income available to common shareholders’	$98,463	$74,396	$102,411

Diluted Earnings per Share	$1.19	$0.88	$1.19